Atlanta Braves Holdings, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

June 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Atlanta Braves Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-268922)

Ladies and Gentlemen:

Atlanta Braves Holdings, Inc. (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 (the “Filing”) of the Issuer to 4:30 p.m. (New York City time) on June 9, 2023, or as soon as practicable thereafter.

In connection with the foregoing request, the Issuer hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filling;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

Atlanta Braves Holdings, Inc.

By:	/s/ Renee L. Wilm
Name: Renee L. Wilm
Title: Chief Legal Officer and Chief Administrative Officer

[Signature Page to Acceleration Request Letter]